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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GRUBB & ELLIS COMPANY

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

40009520

(CUSIP Number)

David J. Greenwald, Esq.
Goldman, Sachs & Co.
85 Broad Street, New York, New York 10004

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2000

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 40009520                                            Page 2 of 10 Pages

  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                               Archon Group, L.P.

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) |_|
                                                                         (b) |_|

  3   SEC USE ONLY

  4   SOURCE OF FUNDS (See Instructions)

                                       N/A

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)
                                                                             |_|

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

                      7  SOLE VOTING POWER
     NUMBER OF                             -0-
      SHARES
   BENEFICIALLY       8  SHARED VOTING POWER
     OWNED BY                              175,000
       EACH
    REPORTING         9  SOLE DISPOSITIVE POWER
      PERSON                               -0-
       WITH
                      10 SHARED DISPOSITIVE POWER
                                           175,000

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    175,000

  12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                     |_|

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     0.9%

  14  TYPE OF REPORTING PERSON (See Instructions)

                                      PN

                                  SCHEDULE 13D

CUSIP No. 40009520                                            Page 3 of 10 Pages

  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                               Archon Gen-Par, Inc.

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) |_|
                                                                         (b) |_|

  3   SEC USE ONLY

  4   SOURCE OF FUNDS (See Instructions)

                                       N/A

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)
                                                                             |_|

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

                      7  SOLE VOTING POWER
     NUMBER OF                             -0-
      SHARES
   BENEFICIALLY       8  SHARED VOTING POWER
     OWNED BY                              175,000
       EACH
    REPORTING         9  SOLE DISPOSITIVE POWER
      PERSON                               -0-
       WITH
                      10 SHARED DISPOSITIVE POWER
                                           175,000

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    175,000

  12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                     |_|

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     0.9%

  14  TYPE OF REPORTING PERSON (See Instructions)

                                      CO

                                  SCHEDULE 13D

CUSIP No. 40009520                                            Page 4 of 10 Pages

  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                          The Goldman Sachs Group, Inc.

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) |_|
                                                                         (b) |_|

  3   SEC USE ONLY

  4   SOURCE OF FUNDS (See Instructions)

                                       N/A

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)
                                                                             |_|

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

                      7  SOLE VOTING POWER
     NUMBER OF                             -0-
      SHARES
   BENEFICIALLY       8  SHARED VOTING POWER
     OWNED BY                            2,500,000
       EACH
    REPORTING         9  SOLE DISPOSITIVE POWER
      PERSON                               -0-
       WITH
                      10 SHARED DISPOSITIVE POWER
                                         2,500,000

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  2,500,000

  12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                     |_|

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    12.5%

  14  TYPE OF REPORTING PERSON (See Instructions)

                                      HC/C0

                                  SCHEDULE 13D

CUSIP No. 40009520                                            Page 5 of 10 Pages

  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                               Goldman, Sachs & Co.

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) |_|
                                                                         (b) |_|

  3   SEC USE ONLY

  4   SOURCE OF FUNDS (See Instructions)

                                       N/A

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)
                                                                             |_|

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

                      7  SOLE VOTING POWER
     NUMBER OF                             -0-
      SHARES
   BENEFICIALLY       8  SHARED VOTING POWER
     OWNED BY                              2,500,000
       EACH
    REPORTING         9  SOLE DISPOSITIVE POWER
      PERSON                               -0-
       WITH
                      10 SHARED DISPOSITIVE POWER
                                           2,500,000

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    2,500,000

  12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                     |_|

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     12.5%

  14  TYPE OF REPORTING PERSON (See Instructions)

                                      PN/BD/IA

CUSIP No. 40009520	PAGE 6 OF 10 PAGES

                  Archon Group, L.P., Archon Gen-Par, Inc., The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. hereby amend the report on Schedule 13D, dated January 24, 1997 (the "Schedule 13D"), filed in respect of shares of common stock, par value $0.01 per share, of Grubb & Ellis Company, a Delaware corporation (the "Company"). Capitalized terms used but not defined herein shall have the meaning attributed to such terms in the Schedule 13D.

Item 2.   Identity and Background.

                  Item 2 of the Schedule 13D is hereby amended to delete the words “The Goldman Sachs Group, L.P.” from the first paragraph thereof and replacing such deleted text with the words “The Goldman Sachs Group, Inc.”

                  Item 2 of the Schedule 13D is hereby further amended by deleting the fourth through ninth sentences of the third paragraph thereof, the second sentence of the fourth paragraph thereof, and fifth paragraph thereof and replacing such deleted text with the following:

GSG is a Delaware corporation and a holding company that (directly or indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization and is a successor in interest to The Goldman Sachs Group, L.P., which was merged into GSG on May 7, 1999.

GSC, a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange, Inc. and other national exchanges. GSC is a wholly-owned subsidiary of GSG.

The names, business addresses, and present principal occupation or employment of each executive officer or director of GSG are listed on Schedule 2B.

During the last five years, none of the Reporting Persons, or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedules 2A and 2B hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, except as described in Schedule 3 which is attached hereto and incorporated into this Item by reference.

CUSIP No. 40009520	PAGE 7 OF 10 PAGES

Item 3.   Source and Amount of Funds or Other Consideration.

                  Item 3 of the Schedule 13D is hereby amended by deleting the third and fourth sentences of the sole paragraph thereof.

Item 4.   Purpose of the Transaction.

                  Item 4 of the Schedule 13D is hereby amended by adding the following paragraph immediately prior to the last paragraph thereof:

On December 4, 2000, the Company announced a self tender offer for up to 7 million shares (or approximately 35 percent) of the Company’s outstanding common stock. GSC has announced that it intends to participate in such tender offer. There can be no assurances, however, that such a tender offer will be made or consummated, that if such tender offer is made and consummated, GSC will participate in such tender offer, or if GSC does participate in such tender offer, as to the number of shares of the Company’s common stock that GSC will sell pursuant to such tender offer.

Item 5.   Interest in Securities of the Issuer.

                  Item 5 of the Schedule 13D is hereby amended by deleting the sole paragraph thereof and replacing such deleted text with the following:

No transactions in the common stock of the Company were effected by the Reporting Persons, or the knowledge of any of the Reporting Persons, any of the persons listed on Schedules 2A or 2B hereto, during the past 60 days.

CUSIP No. 40009520	PAGE 8 OF 10 PAGES

SIGNATURE

         Each Reporting Person certifies that, after reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, the information set forth in this Statement is true, complete and correct.

Dated: December 8, 2000	ARCHON GROUP, L.P. By: Archon Gen-Park, Inc., its General Partner By: /s/ Todd A. Williams Name: Todd A. Williams Title: Vice President
Dated: December 8, 2000	ARCHON GEN-PAR, INC. By: /s/ Todd A. Williams Name: Todd A. Williams Title: Vice President
Dated: December 8, 2000	GOLDMAN, SACHS & CO. By: /s/ Roger S. Begelman Name: Roger Begelman Title: Attorney-in-Fact
Dated: December 8, 2000	THE GOLDMAN SACHS GROUP, INC. By: /s/ Roger S. Begelman Name: Roger Begelman Title: Attorney-in-Fact

CUSIP No. 40009520	PAGE 9 OF 10 PAGES

SCHEDULE 2B

                  The name of each director of The Goldman Sachs Group, Inc. is set forth below.

                  The business address of each person listed below except John L. Thornton, Sir John Browne, James A. Johnson, John H. Bryan and Ruth J. Simmons is 85 Broad Street, New York, NY 10004. The business address of John L. Thornton is 133 Fleet Street, London EC4A 2BB, England. The business address of Sir John Browne is BP Amoco plc, Brittanic House, 1 Finsbury Circus, London EC 2M, England. The business address of James A. Johnson is Fannie Mae, 3900 Wisconsin Avenue NW, Washington, D.C. 20016. The business address of John H. Bryan is Three First National Plaza, Chicago, IL 60602-4260. The business address of Ruth J. Simmons is Office of the President, Smith College, College Hall Room 20, Northhampton, MA 01063. Each person is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation

Henry M. Paulson, Jr.	Chairman and Chief Executive Officer of The Goldman Sachs Group, Inc.

Robert J. Hurst	Vice Chairman of The Goldman Sachs Group, Inc.

John A. Thain	President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc.

John L. Thornton	President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc.

Sir John Browne	Group Chief Executive of BP Amoco plc

James A. Johnson	Chairman of the Executive Committee of the Board of Fannie Mae

John H. Bryan	Chairman and Chief Executive Officer of Sara Lee Corporation

Ruth J. Simmons	President of Smith College

John L. Weinberg	Senior Chairman of The Goldman Sachs Group, Inc.

CUSIP No. 40009520	PAGE 10 OF 10 PAGES

SCHEDULE 3

                  On April 6, 2000, in connection with an industry-wide investigation by the Securities and Exchange Commission (the “SEC”) relating to the pricing of government securities in advance refunding transactions, Goldman, Sachs & Co. (the “Firm”) joined in a global settlement resolving the SEC investigation as well as a related qui tam lawsuit purportedly brought on behalf of the United States entitled United States ex rel. Lissack v. Goldman, Sachs & Co., et al., 95 Civ. 1363 (S.D.N.Y.) (BSJ). Pursuant to the settlement, without admitting or denying the findings, the Firm consented to the issuance of an SEC administrative order (SEA Rel. No. 42640) which, among other things, found that the Firm had violated Sections 17(a)(2) and (3) of the Securities Act of 1933 in connection with such pricing of government securities, required the Firm to cease and desist from violating such provisions, and ordered the Firm to make payments totaling approximately $5.1 million to the U.S. Treasury and $104,000 to two municipalities. Under the global settlement, the qui tam lawsuit was dismissed with prejudice, and the Internal Revenue Service agreed not to challenge the tax-free nature of the refundings by virtue of the pricing of such securities.